Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower,

The Landmark

15 Queen’s Road Central, Hong Kong

February 1, 2007

VIA EDGAR

United States Securities and Exchange Commission

100F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Attention:	Mr. Donald C. Hunt, Esq.
Mr. Perry Hindin, Esq.

JA Solar Holdings Co., Ltd.

Registration Statement on Form 8-A

Ladies and Gentlemen:

On behalf of JA Solar Holdings Co., Ltd. (the “Company”), we are transmitting for filing in electronic format pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Securities Act of 1933, as amended (the “Securities Act”), the Registration Statement on Form 8-A (the “Registration Statement”), for registration of the Company’s securities pursuant to Section 12(b) of the Securities Exchange Act of 1934.

The original signature page to the Registration Statement has been manually executed and will be retained by the Company in accordance with Rule 302(b) of Regulation S-T.

Please telephone the undersigned in Hong Kong at the office: (852) 3740-4780 or mobile phone: (852) 9460-8675 if we may be of any assistance in answering questions which may arise in connection with the Registration Statement.

Very truly yours,

/s/ Gregory G. H. Miao
Gregory G. H. Miao

cc:	Huaijin Yang,

CEO, JA Solar Holdings Co., Ltd.

Martin Foley

PricewaterhouseCoopers